EXHIBIT 1.01

Movado Group, Inc.

Conflict Minerals Report

For The Calendar Year Ended December 31, 2024

This Conflict Minerals Report (“Report”) is submitted by Movado Group, Inc. (together with all of its subsidiaries hereinafter referred to as the “Company” or “we”) for the calendar year ended December 31, 2024, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to what are referred to as “conflict minerals” under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Specifically, the Rule requires such companies to report on their use and sourcing of tantalum, tin, tungsten, and gold (collectively, “3TG”).

Under the Rule, the Company must submit a Form SD and undertake an inquiry (a “reasonable country of origin inquiry” or “RCOI”) to determine whether there is any reason to believe that the 3TG used in its products may have originated from sources within the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the “Covered Countries”) or whether such minerals came from recycled and scrap sources. If, following the RCOI, there is any reason to believe that any of the 3TG in its production and supply chains may have originated in the Covered Countries, or if the Company is unable to determine the country of origin of the 3TG, then it must exercise due diligence on the 3TG’s source and chain of custody. This Report, which is posted on the Company’s website at www.movadogroup.com, describes those due diligence measures. This Report has not been subject to an independent private sector audit.

1.   Company Overview

The Company and its Products

The Company designs, develops, sources, and sells watches globally under a number of prominent owned and licensed brands. It also designs, develops, sources, and sells jewelry and other accessories under certain of its brands. We conducted an analysis of all our products and determined that most contain tin, and many contain gold. To a limited extent, some contain tungsten and tantalum. Tin is present in soldering paste, which is used principally in watch movements, and is also used in various component parts containing bronze, galvanic blue plating, black PVD plating and ionic plated silver. Certain of our watches contain parts made of gold and many use gold plated component parts, including primarily cases and bracelets. Likewise, certain of our jewelry or other accessories are made of gold or are gold plated or vermeil. Some of our watches use tungsten, which is present in tungsten carbide, principally in hard metal cases and bracelets and in some black PVD plating, which also may be used in certain of our jewelry and other accessories. Some of our watch movement capacitors (devices used to store electric charges) contain tantalum.

Supply chain

The Company uses independent manufacturers and assemblers to produce all of its finished products while maintaining quality control through its supply chain organizations in the United States, Switzerland, Mainland China, and Hong Kong. A majority of the Swiss watch movements used in the manufacture of the Company’s proprietary watch brands are purchased from two movement suppliers. The Company obtains other watch components for all of its brands, including movements for its licensed watch brands, as well as cases, hands, crystals, dials, bracelets and straps, and finished jewelry and other accessories from various other suppliers. The Company’s suppliers obtain gold used in parts and for plating from their own suppliers. Because of the Company’s position as a downstream purchaser of finished products and component parts, we are several tiers removed from the smelters and the refineries where the 3TG is processed. Consequently, we have little, if any, visibility beyond our direct suppliers to entities in the upstream supply chain.

Compliance overview

To enable its commitment to ethically and responsibly source 3TG, the Company has adopted the following practices:

•	Identifying the materials used to make the Company’s finished goods and their component parts to understand the likelihood of 3TG being incorporated into product designs;
•	Assessing the Company’s supply chain to identify areas where there may be a high probability of 3TG use;
•	Collaborating with the Company’s direct suppliers to confirm 3TG usage and potential sources of 3TG;

•	Communicating with the Company’s direct suppliers regarding the Company’s 3TG reporting obligations and the need for full and accurate information;
•	Embedding the Company’s expectations of its suppliers and its requirements regarding the sourcing of 3TG into its standard form of agreement for use with its component parts and finished goods suppliers;
•	Incorporating the Company’s Vendor Code of Conduct, including a supplementary Supply Chain Policy based on the Organization for Economic Co-operation and Development (“OECD”) Model Supply Chain Policy for a Responsible Global Supply Chain and a supplementary Supply Chain Policy Regarding Gold, into its supplier contracts; and
•	Evaluating its suppliers’ compliance.

The Vendor Code of Conduct, together with the supplementary supply chain and gold policies, is available on our website at www.movadogroup.com under “Corporate Responsibility”.

2.   Reasonable Country of Origin Inquiry

In conducting our RCOI, we contacted 61 direct suppliers from whom we obtained assembled watches, jewelry, other accessories and any component parts in calendar year 2024 and whose parts or processes we determined reasonably could be expected to result in 3TG being used in the production of or contained in our finished products. We sent each of them the conflict mineral reporting template (CMRT) created by the Responsible Minerals Initiative (RMI). The CMRT survey process was administered through a web-based portal by a third-party service provider (the “Service Provider”), with automated, and in certain instances manual, follow-up communications to improve survey response rate and quality of information reported. Supplier responses were evaluated for plausibility, consistency, and gaps. Suppliers were contacted to provide correction or clarification where needed.

Approximately 90% of the Company’s suppliers responded. Of the responding suppliers, about 63% indicated one or more of the 3TG minerals was necessary to the functionality or production of the finished goods or component parts supplied to the Company.

Based on its RCOI, the Company concluded that, of the 201 smelters or refiners (“SORs”) identified by suppliers, 29 sourced in whole or in part from the Covered Countries. The Company’s conclusions are based on information provided by the Service Provider derived from supplier responses and the Service Provider’s own analysis.

Accordingly, the information we have gathered is insufficient to support a determination that there is no reason to believe that any 3TG used in the production of or contained in our products may have originated in any of the Covered Countries. For that reason, we are required under the Rule to submit this Report as an Exhibit to our Form SD.

3.   Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

3.1   Management Systems

As discussed above, the Company has adopted a Supply Chain policy and a separate Supply Chain policy regarding gold as supplements to its Vendor Code of Conduct.

With the support of the Company’s senior management, we have established a cross-functional team charged with developing and implementing the Company’s conflict minerals program and overseeing compliance with its supply chain policies. That team comprises executive-level representatives and subject matter experts in the United States, Switzerland and Asia from various departments, including Global Value Chain, Purchasing and Production, Operations, Quality Assurance, Internal Audit, Legal and Finance. Senior management is briefed about the results of our due diligence efforts on a periodic basis.

The Company does not have a direct relationship with any 3TG smelters or refiners. Therefore, the focus of our efforts has been to engage our direct suppliers in a process designed to bring transparency to our supply chain by obtaining information from them and having them and their suppliers obtain information from their respective upstream suppliers as to the facilities used to process the 3TG used in the production of or contained in our products. It is an ongoing process as we continue to both inform and educate our suppliers about our policies and aggregate and analyze the information we obtain. Our ultimate goal is for all of our suppliers to be able to furnish us with complete, accurate and reliable information as to all of the upstream actors in our supply chain and we encourage them to participate in and to deal exclusively with other suppliers who participate in industry-wide audit and certification programs such as the RMAP. Our controls in this endeavor include our Vendor Code of Conduct and our related supply chain policies as well as contract provisions.

In addition to the foregoing, our Swiss- and Asia-based supply chain personnel have identified responsible individuals at all of our key suppliers and continue to dialogue with them concerning our informational needs and suggest ways for them to comply with our policies.

Due to the Company’s downstream position in the supply chain, we have limited information or visibility as to the smelters and refineries processing our 3TG or the mines where those minerals originate and, therefore, are not likely to have knowledge of conflict financing. However, the Company does have established grievance procedures whereby employees and suppliers can report suspected violations of our policies.

3.2   Identification and assessment of risk in the supply chain

Based on the information provided by the Company’s suppliers and the results of its RCOI, the Company identified SORs that may have been used to process the necessary 3TG in the Company’s in-scope products. The identified SORs can be placed into one of four groupings: “Conformant,” “Active,” “Known” And “Unknown.” “Conformant” means that an SOR has successfully completed an assessment against one of the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free:” RMI’s Responsible Minerals Assurance Process (“RMAP”) standard, the Responsible Jewellery Council Chain-of-Custody Certification or the London Bullion Market Association Good Delivery Program. Included SORs were not necessarily Conformant for all of 2024 and may not continue to be Conformant for any future period. “Active” means that the SOR has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These SORs may be in the pre-assessment, assessment or corrective-action phases of assessment. “Known” means that the SOR was not Conformant but is listed on the CMRT Smelter Look-up tab. “Unknown” means that the SOR was not listed on the CMRT Smelter Look-up tab.

185 (92%) of the 201 SORs identified by the Company’s suppliers were listed as Conformant, zero (0%) were listed as Active, 16 (8%) were listed as Known and zero (0%) were listed as Unknown, in each case as of April 16, 2025. In addition, all but one of the 29 SORs believed by the Service Provider to be located in, or to source at least in part from, the DRC region were listed as Conformant.

The Company received data from many of its suppliers on a company-level basis, meaning that the suppliers reported 3TG contained in, and the SORs used in the production of, all of their products, not just the products they sold to the Company. In addition, we have reason to believe that some of our suppliers received data from certain of their sub-suppliers on a company-level basis, meaning that the sub-suppliers reported 3TG contained in, and the SORs used in the production of, all of their products, not just the products they sold to our direct supplier. Accordingly, it is likely that not all SORs identified by the Company’s suppliers actually processed 3TG contained in the Company’s in-scope products. Moreover, the SORs identified may not be all of the SORs in the Company’s supply chain, since some suppliers indicated that they did not identify all of the SORs used to process the necessary 3TG content in the products covered by their CMRTs, and not all of the Company’s suppliers submitted a CMRT.

3.3   Design and Implementation of a Strategy to Respond to Risks

We will continue to work with our suppliers to mitigate the risk that any minerals contained in our products may have directly or indirectly supported conflict by encouraging and, when deemed practicable, requiring them to source only from sub-suppliers who are able to and do certify that their 3TG are supplied by identified smelters and refineries that participate in an independent validation scheme or appropriate institutional mechanism.

3.4   Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. We do support such audits, however, by encouraging our direct suppliers to source only from upstream suppliers who can certify that the 3TG they provide were processed by smelters and refineries which participate in an independent validation scheme or appropriate institutional mechanism.

3.5   Report on supply chain due diligence

As required by the Rule, the Company will file a public report annually on Form SD and, if required, a conflict minerals report.

4.   Efforts to determine mine or location of origin

Considering the Company’s position as a downstream purchaser of fully assembled products and components, we have determined that requesting our suppliers to complete the CMRT and provide information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. Nevertheless, due to lack of complete information, the Company is unable to determine and to describe all facilities used to process the 3TG used in the products that we contract to have manufactured or the mine or country of origin of such 3TG. Nor have we been able to determine whether such 3TG come from recycled or scrap sources.

The countries of origin of the newly mined 3TG processed by the SORs referenced in Section 3.2 above may have included the countries listed below. Country of origin information has been provided to the Company by the Service Provider.

ANGOLA	HONG KONG	POLAND
ARGENTINA	HUNGARY	PORTUGAL
ARMENIA	INDIA	PROVINCE OF CHINA
AUSTRALIA	INDONESIA	REPUBLIC OF
AUSTRIA	IRELAND	RUSSIAN FEDERATION
BELGIUM	ISRAEL	RWANDA
BERMUDA	ITALY	Recycle/Scrap
BOLIVIA (PLURINATIONAL STATE OF)	JAPAN	SAUDI ARABIA
BRAZIL	JERSEY	SIERRA LEONE
BURUNDI	KAZAKHSTAN	SINGAPORE
CAMBODIA	KENYA	SLOVAKIA
CANADA	KOREA	SOUTH AFRICA
CENTRAL AFRICAN REPUBLIC	KYRGYZSTAN	SOUTH SUDAN
CHILE	LAO PEOPLE'S DEMOCRATIC REPUBLIC	SPAIN
CHINA	LUXEMBOURG	SURINAME
COLOMBIA	MADAGASCAR	SWEDEN
CONGO	MALAYSIA	SWITZERLAND
COTE D'IVOIRE	MALI	TAIWAN
CZECHIA	MEXICO	TAJIKISTAN
DEMOCRATIC REPUBLIC OF THE	MONGOLIA	TANZANIA
DJIBOUTI	MOROCCO	THAILAND
ECUADOR	MOZAMBIQUE	TURKEY
EGYPT	MYANMAR	UGANDA
ESTONIA	NAMIBIA	UNITED ARAB EMIRATES
ETHIOPIA	NETHERLANDS	UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND
FINLAND	NIGER	UNITED REPUBLIC OF
FRANCE	NIGERIA	UNITED STATES OF AMERICA
GERMANY	No known country of origin.	UZBEKISTAN
GHANA	PAPUA NEW GUINEA	VIET NAM
GUINEA	PERU	ZAMBIA
GUYANA	PHILIPPINES	ZIMBABWE

5.   Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that any of the 3TG used in our products could benefit armed groups in the Covered Countries:

(i)	Continue to engage with our suppliers and direct them to training resources to improve the content of the supplier survey responses.

(ii)	Further engage our suppliers found to be sourcing from smelters or refineries that are not certified as conflict-free to use, as an alternative, certified conflict-free processing sources.

(iii)	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

This document contains forward-looking statements based on management's current expectations. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “become,” “future,” “continue,” “strive,” “seek” or comparable terms. Future results may differ materially from management's current expectations, based upon risks and uncertainties such as (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis, (2) whether SORs and other market participants responsibly source 3TG, (3) political, regulatory and economic developments within the Covered Countries, the United States or elsewhere, and (4) changes in the Company’s supplier base. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document to reflect the occurrence of unanticipated events. Please refer to the Company’s latest Annual Report on Form 10-K for the fiscal year ended January 31, 2025 and other filings with the SEC for a complete list of risks and other factors.